UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM N-17f-1

 Certificate of Accounting of Securities and Similar

 Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

OMB APPROVAL

OMB Number:

3235-0359

Expires:

December 31, 2014

Estimated average burden hours per response. . . . . .1.5

1. Investment Company Act File Number: 811-21934				Date examination completed: January 8, 2014
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: RiverNorth Dynamic Buy-Write Fund, a series of RiverNorth Funds
4. Address of principal executive office (number, street, city, state, zip code): 325 N. LaSalle, Street, Suite 645, Chicago, Illinois 60654

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1.

All items must be completed by the investment company.

2.

Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3.

Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2205 (11-03)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number.  Filing of Form N-17f-1 is mandatory for an investment company that maintains securities or similar investments in the custody of a member of a National Securities Exchange.  Rule 17f-1 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-1 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-1 is approximately 0.16 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing the burden of the Form.  This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507.  Responses to this collection of information will not be kept confidential.

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

January 8, 2014

We, as members of management of RiverNorth Dynamic Buy-Write Fund (the “Fund”), a series of RiverNorth Funds, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of September 13, 2013, and from June 10, 2013 through September 13, 2013.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 for the Investment Company Act of 1940 as of September 13, 2013 and from June 10, 2013, through September 13, 2013, with respect to securities reflected in the investment accounts of the Fund.

/s/ Patrick W. Galley

Patrick W. Galley, President and Principal Executive Officer

/s/ Jonathan M. Mohrhardt

Jonathan M. Mohrhardt, Treasurer and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

RiverNorth Funds

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that RiverNorth Dynamic Buy-Write Fund (the “Fund”), a series of RiverNorth Funds, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 as of September 13, 2013.  Management is responsible for the Fund’s compliance with those requirements.  Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of September 13, 2013, and with respect to agreement of security purchases and sales, for the period from June 10, 2013, through September 13, 2013:

•

Confirmation of all securities held by The Northern Trust Company (“Custodian”) without prior notice to management.

•

Confirmation of all securities held by institutions in book entry form at The Depository Trust Company (“DTC”).

•

Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

•

Reconciliation of all such securities to the books and records of the Fund and the Custodian.

•

Agreement of one security purchase and one security sale for the Fund since June 10, 2013 from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that RiverNorth Dynamic Buy-Write Fund complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of September 13, 2013, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and Board of Trustees of RiverNorth Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Cohen Fund Audit Services

COHEN FUND AUDIT SERVICES, LTD.

Cleveland, Ohio

January 8, 2014